Exhibit 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included in Part I, Item 1 of this Quarterly Report and the section contained in our F-1 registration statement — Management’s Discussion and Analysis of Financial Condition and Results of Operations”. This discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Many of the forward-looking statements contained in this report can be identified by the use of forward looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this document and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk factors” in the registration statement filed with the Securities & Exchange Commission (‘the registration statement’). These risks and uncertainties include factors relating to:
•
the timing and conduct of GSK’s and our trials of drisapersen and our other product candidates, including statements regarding the timing of initiation and completion of the trials and when results of the trials will be made public;

•	our plans to pursue research and development of our product candidates for DMD and product candidates for other indications;

•	the potential advantages of our RNA modulation therapies, in particular drisapersen and our other product candidates for DMD;

•	the clinical utility of drisapersen and our other product candidates;

•	the timing or likelihood of regulatory filings and approvals;

•	our expectations regarding regulators’ acceptance of accelerated approval pathways for our follow-on product candidates;

•	our estimates regarding the market opportunity for drisapersen and our other product candidates;

•	our ability to establish sales, marketing and distribution capabilities;

•	our ability to establish and maintain manufacturing arrangements for our product candidates;

•	our intellectual property position;

•	our expectations regarding milestone, royalty and expense reimbursement payments under our GSK collaboration;

•	our expectations regarding the use of proceeds from this offering;

•	our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;

•	the impact of government laws and regulations;

•	our competitive position; and

•	other risk factors discussed under “Risk factors” included in the registration statement

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Results of Operations - Comparison of the Three Months Ended June 30, 2012 and 2013

	Three months ended June 30,
	2012	2013	Change
	€ (‘000)%
License revenue	822	1,286	56.4
Collaboration revenue	425	698	64.2
Total revenue	1,247	1,984	59.1
Other income	–	33	–
Research and development expense	(2,720)	(4,549)	67.2
General and administrative expense	(903)	(2,074)	129.7
Other gains -net	12	7	(41.7)
Operating loss	(2,364)	(4,599)	94.5
Finance income	127	100	(21.3)
Finance costs	(141)	(211)	49.6
Finance income/(expense) – net	(14)	(111)	692.9
Net loss	(2,378)	(4,710)	98.1

License revenue

License revenue increased from €0.8 million in the three months ended June 30, 2012 to €1.3 million in the three months ended June 30, 2013. In 2009, we received a £16 million (€17.2 million) non-refundable upfront payment from GSK in connection with our entry into the GSK Agreement. We are recognizing this payment ratably over five years, and in the three months ended June 30, 2012 and 2013, we recognized revenue of €0.9 million. In addition, we recognized revenue of €0.4 million related to unconditional milestone payments received under the GSK agreement in the three months ended June 30, 2013.

Collaboration revenue

Collaboration revenue increased from €0.4 million in the three month period ended June 30, 2012 to €0.7 million in the three month period ended June 30, 2013 due to an increase of services provided under the GSK Agreement related to the research and development of drisapersen and PRO044.

Research and development expense for the three months ended June 30, 2012 and 2013

	Three months ended June 30,
	2012	2013	Change
	€ (‘000)%
DMD projects	1,459	2,367	62.2
PRO044	334	316	(5.4)
PRO045 and PRO053	423	860	103.3
Other DMD projects	702	1,191	69.7
Non-DMD projects	198	272	37.4
Infrastructure costs	1,063	1,910	79.7
Total	2,720	4,549	67.2

Research and development expense increased from €2.7 million in the three months ended June 30, 2012 to €4.5 million in the three months ended June 30, 2013. Our research and development expense is highly dependent on the development phases of our projects and therefore fluctuates highly from year to year.

The variances in expense between the three months ended June 30, 2012 and the corresponding period in 2013 are mainly due to the following projects:

•
DMD projects. While we incurred expenses for non-clinical safety studies for PRO045 and PRO053 in the three months ended June 30, 2012, our research and development expenses in the three months ended June 30, 2013 mainly related to the commencement of the phase I/II study of PRO045 and the preparation of the phase I/II study of PRO053. In 2013 we also incurred expenses for the 3-months non-clinical safety studies for PRO052.

•
Non-DMD projects. The expenses for our non-DMD projects DM1 and HD mainly consist of outsourced in vivo proof-of-concept studies and the corresponding manufacturing of the preclinical compounds in both years. The variance is mainly due to slightly higher expenses on other non-DMD projects.

•
Infrastructure costs. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. These costs were higher in the second quarter of 2013 versus 2012 mainly due to intellectual property expenses.

General and administrative expense

General and administrative expense increased from €0.9 million to €2.1 million in the three months ended June 30, 2012, and 2013, respectively. The increase is due to expenses related to the IPO for an amount of €0.8 million recorded in the second quarter of 2013.

We expect that general and administrative expense will increase in the future as our business expands and we incur additional costs associated with operating as a public company.

Other gains/(losses)

Other gains/(losses) were insignificant in the three months ended June 30, 2012 and 2013.

Finance income

Finance income decreased in the three months ended June 30, 2013 compared to the three months ended June 30, 2012 due to a lower average cash balance and lower interest rates on cash deposits.

Finance cost

Finance cost increased from €0.1million in the three months ended June 30, 2012 to €0.2 million in the three months ended June 30, 2013. Higher finance costs were mainly due to new loans from patient organizations and governmental bodies in the period June 30, 2012 till June 30, 2013 for a total amount of €2.8 million.

Results of Operations - Comparison of the Six Months Ended June 30, 2012 and 2013

	Six months ended June 30,
	2012	2013	Change
	€ (‘000)%
License revenue	2,207	2,693	22.0
Collaboration revenue	1,014	1,691	66.8
Total revenue	3,221	4,384	36.1
Other income	–	34	–
Research and development expense	(6,501)	(8,609)	32.4
General and administrative expense	(1,964)	(3,869)	97.0
Other gains -net	15	8	(46.7)
Operating loss	(5,229)	(8,052)	54.0
Finance income	339	292	(13.9)
Finance costs	(223)	(399)	78.9
Finance income/(expense) – net	116	(107)	(192.2)
Net loss	(5,113)	(8,159)	59.6

License revenue

License revenue increased from €2.2 million in the six months ended June 30, 2012 to €2.7 million in the six months ended June 30, 2013. In 2009, we received a £16 million (€17.2 million) non-refundable upfront payment from GSK in connection with our entry into the GSK Agreement. We are recognizing this payment ratably over five years, and in the six months ended June 30, 2012 and 2013, we recognized revenue of €1.7 million. In addition, we recognized revenue of €0.5 million and €1.0 million related to unconditional milestone payments received under the GSK agreement in the six months ended June 30, 2012 and June 30, 2013.

Collaboration revenue

Collaboration revenue increased from €1.0 million in the six months ended June 30, 2012 to €1.7 million in the six months ended June 30, 2013 due to an increase in services provided under the GSK Agreement related to the research and development of drisapersen and PRO044.

Research and development expense for the six months ended June 30, 2012 and 2013

	Six months ended June 30,
	2012	2013	Change
	€ (‘000)%
DMD projects	3,622	4,874	34.6
PRO044	686	671	(2.2)
PRO045 and PRO053	1,280	1,830	43.0
Other DMD projects	1,656	2,373	43.3
Non-DMD projects	569	527	(7.4)
Infrastructure costs	2,310	3,208	38.9
Total	6,501	8,609	32.4

Research and development expense increased from €6.5 million in the six months ended June 30, 2012 to €8.6 million in the six months ended June 30, 2013. Our research and development expense is highly dependent on the development phases of our projects and therefore fluctuates highly from year to year. The variances in expense between the six months ended June 30, 2012 and the corresponding period in 2013 are mainly due to the following projects:

•
DMD projects. While we incurred expenses for non-clinical safety studies for PRO045 and PRO053 in the six months ended June 30, 2012, our research and development expenses in the first six months of 2013 mainly related to the commencement of the phase I/II study of PRO045 and the initiation of the phase I/II study of PRO053 expected to commence mid-2013. In the first six months of 2013 we also incurred expenses for the 3-months non-clinical safety studies for PRO052.

•
Non-DMD projects. The expenses for our non-DMD projects DM1 and HD mainly consist of outsourced in vivo proof-of-concept studies and the corresponding manufacturing of the preclinical compounds in both years. The variance is mainly due to slightly lower expenses on other non-DMD projects.

•
Infrastructure costs. We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. These costs were slightly higher in the first quarter of 2013 versus 2012 mainly due to intellectual property expenses.

General and administrative expense

General and administrative expense increased from €2.0 million to €3.9 million in the six months ended June 30, 2012 and 2013, respectively. The increase is due to expenses related to the IPO for an amount of €1.5 million recorded in the six month period ended June 30, 2013.

We expect that general and administrative expense will increase in the future as our business expands and we incur additional costs associated with operating as a public company.

Other gains/(losses)

Other gains/(losses) were insignificant in the six months ended June 30, 2012 and 2013.

Finance income

Finance income decreased in the six months ended June 30, 2013 compared to the six months ended June 30, 2012 due to a lower amount of cash and cash equivalents on deposit and lower interest rates on cash deposits.

Finance cost

Finance cost increased from €0.2 million in the six months ended June 30, 2012 to €0.4 million in the six months ended June 30, 2013. Higher finance costs were mainly due to new borrowings from patient organizations and governmental bodies in the period June 30, 2012 till June 30, 2013 of €2.8 million.

Liquidity and Capital Resources

To date, we have financed our operations through private placements and public offering of our equity securities, upfront, milestone and expense reimbursement payments received from GSK, as well as funding from patient organizations, governmental bodies and bank loans.

Cash flows

Our cash and cash equivalents as of June 30, 2013 were €30.8 million. The table below summarizes our consolidated unaudited statement of cash flows for each of the six month periods ended June 30, 2012 and 2013:

	Six months ended June 30,
	2012	2013	Change
	€ (‘000)%
Cash (used in)/generated from operating activities	(7,780)	(10,116)	30.0
Net cash (used in)/generated from investing activities	(150)	(384)	156.0
Net cash (used in)/generated from financing activities	24,165	542	(97.8)
Net increase in cash and cash equivalents	16,235	(9,958)	(161.3)
Currency effect cash and cash equivalents	60	(23)	(138.3)
Cash and cash equivalents at beginning of the period	18,743	40,738	117.4
Cash and cash equivalents at end of the period	35,038	30,757	(12.2)

The net cash used in operating activities increased from €7.8 million in the six months ended June 30, 2012 to €10.1 million in the six months ended June 30, 2013 due to a higher operating loss of €2.8 million. For an explanation of the higher operating loss of €2.8 million, please see “—Results of operations”.

The net cash used in investing activities increased slightly from €0.2 million in the six month period ended June 30, 2012 to €0.4 million in the six month period ended June 30, 2013 due to higher investments in tangible fixed assets.

The decrease in net cash generated from financing activities from €24.2 million in the six month period ended June 30, 2012 to approximately €0.5 million in the six month period ended June 30, 2013 is due to €0.6 million of new borrowings in the six month period ended June 30,2013 compared to the six month period ended June 30, 2012, which included proceeds of the private placement of Class B shares to new and existing investors for total net proceeds of €22.7 million agreed to in January 2012 and €0.2 million of new borrowings.

Funding requirements

We believe that the proceeds from the recent IPO of our equity securities, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our present and future funding requirements will depend on many factors, including, among other things:

•	the timing of milestone, royalty and expense reimbursement payments, if any, from GSK under the GSK Agreement;

•	the progress, timing and completion of preclinical testing and clinical trials for any current or future compounds, including our DMD compounds;

•	the number of potential new compounds we identify and decide to develop;

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;

•
the time and costs involved in obtaining regulatory approval for our compounds and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these compounds;

•
selling and marketing activities undertaken in connection with the anticipated commercialization of our DMD compounds and any other current or future compounds and costs involved in the creation of an effective sales and marketing organization; and

•	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our products.

Capital Expenditures

The following table sets forth our capital expenditures for the six months ended June 30, 2013 and 2012.

	Six months ended June 30,
	2012	2013
	€ (‘000)
Purchase of tangible assets	87	350
Purchase of intangibles assets	83	34
Total	170	384

We plan to make investments during the remainder of 2013 to enhance our research and development capacity, for example, the purchase of an automated system to stain and detect proteins. For the six month period ended June 30, 2013, we invested €0.4 million in tangible and intangible fixed assets.

JOBS Act Exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are electing to take advantage of the following exemptions:

•	not providing an auditor attestation report on our system of internal controls over financial reporting;

•	not providing all of the compensation disclosure that may be required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act;

•
not disclosing certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation; and

•
not complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. These exemptions will apply for a period of five years following the completion of our IPO or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.